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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

Commission File No. 1-9924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Citibuilder 401(k) Plan for Puerto Rico Plan Administration Committee One Court Square, 46th Floor Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Citigroup Inc. 399 Park Avenue New York, NY 10022

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

 CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4
Supplemental Schedule:*
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013	22
Signatures	50
Index to Exhibit
EX-23.1: Consent of KPMG LLP	51

*
Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm

The Plan's Administration Committee
Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 16, 2014

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$2,863,103	$3,868,760
U.S. equities	2,367,725	1,947,568
Non-U.S. equities	377,752	353,459
Mutual funds	2,840,449	2,695,047
Collective trust funds	18,364,083	13,422,405
Guaranteed investment contracts	2,315,985	2,483,702
Wrapper contracts	364	450

Total investments	29,129,461	24,771,391

Loans receivable from participants	2,591,981	2,600,537
Receivables:
Employer contributions	1,630,565	2,270,703
Interest and dividends	6,255	8,474
Receivable for securities sold	2,959	13,588
Participant contributions	497	1,972
Other	937	148

Total receivables	1,641,213	2,294,885

Total assets	33,362,655	29,666,813

Liabilities:
Payable for securities purchased	4,788	18,029
Payable for trustee and administrative fees	14,074	14,753
Other	—	129,945

Total liabilities	18,862	162,727

Net assets reflecting all investments at fair value	33,343,793	29,504,086
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,673)	(163,405)

Net assets available for benefits	$33,273,120	$29,340,681

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Dividends	$161,760	$167,124
Interest	101,003	105,530
Net appreciation in fair value of investments	3,952,685	2,484,109

Net investment income	4,215,448	2,756,763

Interest income from loans receivable from participants	101,113	112,525
Contributions:
Employer	1,717,665	2,282,081
Participants	1,319,671	1,299,663
Rollover	31,410	4,354

Total contributions	3,068,746	3,586,098

Total additions to net assets	7,385,307	6,455,386

Deductions from net assets attributable to:
Distributions to participants	3,397,763	3,901,797
Trustee and administrative expenses	53,624	56,521
Dividends paid directly to participants	1,481	1,763

Total deductions from net assets	3,452,868	3,960,081

Net increase	3,932,439	2,495,305
Net assets available for benefits at:
Beginning of year	29,340,681	26,845,376

End of year	$33,273,120	$29,340,681

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

(1)   Description of the Plan

  The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)
  General

    The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).

    Banco Popular de Puerto Rico (Banco Popular) is the trustee of the Plan. Plan investments, including the Citigroup Common Stock Fund, are held at State Street Bank & Trust Company (State Street), the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third-party administrator.

    The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.

    The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are slightly reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.

  (b)
  Eligibility

    Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.

    Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

    Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee's date of hire.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  (c)
  Employee Contributions

    An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before-tax contribution deferral in any 1% increment, by an amount up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before-tax contributions was $15,000 and $13,000 for 2013 and 2012, respectively. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

    Eligible full or part-time employees will automatically be subject to the Plan's automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan's default investment alternative, which is the Plan's "target retirement date" fund consistent with the participant's projected year of retirement, as further explained in the Plan document. For this purpose, a participant's projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled by the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

    Catch-up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year-end can contribute up to 49% of their eligible pay up to $1,500 for both 2013 and 2012, increasing the participants' statutory limitation on before-tax contribution to $16,500 and $14,500 for 2013 and 2012, respectively. There is no automatic enrollment for catch-up contributions.

    In addition, the PRIRC limits contributions for highly compensated participants, defined by the PRIRC to be participants with annual compensation greater than $115,000 for both 2013 and 2012.

  (d)
  Employer Contributions

    During 2013 and 2012, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.

    The Company matching contribution was equal to 100% of the participant's before-tax contributions up to 6% in 2013 and 200% of the participant's before-tax contributions up to 3% in 2012 of the participant's eligible pay in 2013 and 2012 (up to the annual compensation maximum set by the PRIRC—$255,000 for 2013 and $250,000 for 2012) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant's contribution or 6% of the participant's eligible compensation up to the statutory limit. Catch-up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan is less than $100,000.

    An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans' redesign. If an employee's total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

    At December 31, 2013, the employer contribution receivable was $1.63 million; whereas, at December 31, 2012, the employer contribution receivable was $2.27 million. Company contributions relating to 2013 and 2012 were received and credited to participant accounts during the first quarter of the following year: 2014 and 2013, respectively.

  (e)
  Participant Accounts

    The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

    Participants may elect to invest their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.

    A participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan's notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

    Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

  (f)
  Rollover and Transfer Contributions

    The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan's management and do not affect any other contributions made by or on behalf of a participant.

    Of the participant contributions reported in 2013 and 2012, $31,410 and $4,354, respectively, related to rollover contributions into the Plan.

  (g)
  Investment Options

    Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

    In general, Plan participants may move a portion or all of their account balances among the Plan's investment options through a fund transfer, reallocation, or rebalance, generally not

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves his or her Plan assets into that fund, he or she cannot move Plan assets out of the same fund for seven calendar days.

    In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see Note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund, and the BFA LifePath Retirement Fund. The BFA LifePath Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

    If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.

    These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

    To the extent required by the compliance procedures of a mutual fund to ensure the fund's adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants' trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.

    In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the T Rowe Price International Discovery Fund imposes a 2% redemption fee on the sale of fund units within 90 days after any purchase of fund units.

    The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

    Effective October 1, 2012, SSgA Dow Jones U.S. Reit Index Fund was eliminated and the assets were transferred to the AEW Capital Management REIT Fund and the SSgA DJ/UBS Commodity Index was eliminated and replaced with the SSgA DJ/UBS Roll Select Commodity Index Fund.

    Effective October 1, 2012, WAMCO/Citi Institutional U.S. Treasury Reserves Funds and BlackRock Tempfund were both eliminated and replaced with the BlackRock T-Fund, which is a Treasury money market fund. Effective October 1, 2012, the Wellington Large Cap Growth Fund and the Barrow Hanley Large Cap Value Fund were combined into a single fund named the Large Cap U.S. Equity Fund. Effective October 1, 2012, the Small Cap Growth Fund and the Small Cap Value Fund were combined into a single fund named the Small Cap U.S. Equity Fund. Effective October 1, 2012, the DFA International Securities Fund and the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    Dodge & Cox International Stock Fund were combined into a single fund named the Non-U.S. Large Cap Equity Fund.

    Effective June 30, 2013, SSgA Active Emerging Market Fund was eliminated as a component of the Emerging Market Equity Fund and replaced with the SSgA Active Emerging Market Select Fund.

    Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.

    Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.

  (h)
  Vesting

    The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.

    Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.

    Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

    •
    Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant's behalf will be immediately vested;

    •
    If a participant reaches age 55, dies or becomes disabled while in service;

    •
    In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

    Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

  (i)
  Forfeited Accounts

    Forfeitures are used to offset expenses of the Plan. During 2013 and 2012, no forfeitures were used to offset Plan expenses. As of December 31, 2013 and 2012, unallocated forfeitures were $1,567 and $575, respectively.

  (j)
  Loans Receivable from Participants

    Subject to the Plan's provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the previous twelve

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    months. Loans receivable from participants as of December 31, 2013 and 2012, bore interest rates from 4.25% to 6.00% and 4.25% to 8.25%, respectively.

    Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.

    Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

    Each loan is secured through the vested balance in the participant's Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.

    A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant's Plan account at the time his or her loan request is processed.

  (k)
  Withdrawals

    Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

  (l)
  Distributions

    A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

    If the value of a participant's account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, age 65, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant's account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant's account is less than $5,000, the Plan will distribute the participant's account upon termination of employment.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)   Summary of Significant Accounting Policies

  (a)
  Basis of Accounting

    The accompanying financial statements have been prepared under the accrual basis of accounting.

  (b)
  Use of Estimates

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

  (c)
  Investment Valuation and Income Recognition

    The Plan investments are stated at fair value or estimated fair value.

    Cash equivalents and short-term investments are valued at cost, which approximates fair value. In addition, cash equivalents and short-term investments include short-term investment funds which are valued using net asset value or its equivalent as a practical expedient for fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement.

    Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes U.S. and non-U.S. equities in separately managed accounts.

    The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year.

    Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

    Collective trust funds are valued at the net asset value as a practical expedient as reported by the sponsor of the fund. Participant-directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7-day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2013.

    The Financial Accounting Standards Board (FASB) ASC 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

    Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts' future cash flows discounted by comparable duration index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration synthetic GICs and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

    Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan's year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

  (d)
  Fair Value of Financial Instruments

    The carrying value of the following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

  (e)
  Payment of Benefits

    Benefits are recorded when paid.

  (f)
  Reclassifications

    Certain balances in prior year have been reclassified to conform to the current year's presentation.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

(3)   Investments

  A summary of the Plan's investments as of December 31, 2013 and 2012 is listed below.

	2013		2012
Cash equivalents and short-term investments:
BlackRock T-Fund	$2,568,115	*	$3,384,475	*
Other cash and cash equivalents	294,988		484,285

Total cash and cash equivalents	2,863,103		3,868,760

U.S. equities:
Large cap companies:
Citigroup Common Stock Fund	1,664,342	*	1,503,945	*
Other large cap companies	357,618		263,726

Total large cap companies	2,021,960		1,767,671
Mid cap companies	203,970		111,899
Small cap companies	141,795		67,998

Total U.S. equities	2,367,725		1,947,568

Non-U.S. equities	377,752		353,459
Mutual funds	2,840,449		2,695,047
Collective trust funds:
SSgA S&P 500 (R) Indx SL SF CL I	3,405,151	*	2,168,856	*
SSgA Intl Indx SL SF CL I	2,959,909	*	1,875,410	*
SSgA Russell All Cap (R) Indx SL SF CL I	2,226,744	*	1,495,842	*
SSgA S&P Midcap (R) Indx SL SF CL I	2,222,576	*	1,415,633
Other collective trust funds	7,549,703		6,466,664

Total collective trust funds	18,364,083		13,422,405

Guaranteed investment contracts	2,315,985		2,483,702
Wrapper contracts	364		450

Investments, at fair value	$29,129,461		$24,771,391

*
Represents 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012.

  During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in fair value by $4.0 million and $2.5 million, respectively, as follows:

	2013	2012
Cash equivalents and short-term investments	$(1)	$(13)
Equity investments	810,588	633,556
Mutual funds	263,426	322,778
Collective trust funds	2,878,672	1,527,788

Net appreciation in fair value of investments	$3,952,685	$2,484,109

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

(4)   Guaranteed Investment Contracts

  The Plan's BNY Mellon Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short-term investments.

  Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund's investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

  Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a "wrapper" contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

  Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.

  Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as "adjustment from fair value to contract value for fully benefit-responsive investment contracts". If the adjustment amount is positive, this indicates that the wrapper contracts' values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts' values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.

  There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2013 and 2012 ranged from 0.43% to 4.12% and from 0.61% to 4.76%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2013 and 2012, the fair value of GICs amounted to $2.32 million and $2.48 million, respectively. The fair value of the wrapper contracts amounted to $364 and $450 at December 31, 2013 and 2012, respectively.

  An investment contract is considered fully benefit-responsive if all of the following criteria are met:

  •
  The investment contract is between the fund and the issuer and the contract cannot be sold or assigned.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  •
  The contract issuer must be obligated to repay principal and interest to participants in the fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

  •
  All permitted participant-initiated transactions occur at contract value, without limitations.

  •
  An event that limits the ability of the participant to transact at contract value is not probable.

  •
  The fund must allow participants reasonable access to their funds.

  The Plan's management has concluded that the GICs are fully benefit-responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.

  The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund's short-term liquidity vehicle.

  The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2013	2012
Portfolio characteristics:
Average yield earned by entire fund	2.43%	2.62%
Return on assets for 12 months	2.73%	2.84%
Current crediting rate	2.54%	2.84%
Effective duration in years	2.94	3.06

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2013.

December 31, 2013
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA+/Aa1	4.08%	$352,346	$(388)	$(24,259)	$327,699
ING Life & Annuity Company Contact No. 60266	AA/Aa2	2.53	409,875	806	(8,545)	402,136
ING Life & Annuity Company Contact No. 60385	A-/A3	0.43	105,365	—	630	105,995
MetLife Contract No. 32645	AA-/Aa3	0.93	12,893	—	—	12,893
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.39	83,693	56	(568)	83,181
New York Life Contract No. 29038	AA+/Aaa	2.13	251,093	—	(4,791)	246,302
New York Life Contract No. 34360	AA+/Aaa	1.02	29,174	—	(103)	29,071
Principal Life Contract No. 6-18274	A+/A1	1.25	38,848	—	(126)	38,722
Protective Life Insurance Contract No. GA 2021	AA-/A2	0.85	32,050	—	(24)	32,026
Prudential GA-62194	AA/Aa1	2.35	571,494	(228)	(2,981)	568,285
Royal Bank of Canada Contract No. Citigroup01	AA+/Aa1	4.12	429,154	118	(29,906)	399,366

Total			$2,315,985	$364	$(70,673)	$2,245,676

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2012.

December 31, 2012
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa1	4.71%	$362,156	$(588)	$(43,848)	$317,720
ING Life & Annuity Company Contact No. 60266	AA-/Aa2	3.27	418,166	893	(24,849)	394,210
ING Life & Annuity Company Contact No. 60385	A-/A3	0.61	29,600	—	(1)	29,599
MetLife Contract No. 32645	AA-/Aa3	0.93	53,958	—	(33)	53,925
Natixis Financial Products Contract No. WR1937-02	AA+/Aaa	1.35	137,739	158	(1,975)	135,922
New York Life Contract No. 29038	AA+/Aaa	2.86	222,789	—	(12,312)	210,477
New York Life Contract No. 34360	AA+/Aaa	1.02	44,153	—	(140)	44,013
Principal Life Contract No. 6-18274	A+/Aa3	1.25	96,460	—	(305)	96,155
Protective Life Insurance Contract No. GA 2021	AA-/A2	0.85	96,538	—	(23)	96,515
Prudential GA-62194	AA/Aa1	2.53	605,809	(192)	(25,697)	579,920
Royal Bank of Canada Contract No. Citigroup01	AA/Aa1	4.76	416,334	179	(54,222)	362,291

Total			$2,483,702	$450	$(163,405)	$2,320,747

(5)   Fair Value Measurements

  FASB ASC 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

  •
  Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

  This hierarchy requires the Plan's management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2013.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$2,660,094	$203,009	$—	$2,863,103
U.S. equities:
Large cap companies	2,021,960	—	—	2,021,960
Mid cap companies	203,970	—	—	203,970
Small cap companies	141,795	—	—	141,795
Non-U.S. equities	377,752	—	—	377,752
Mutual funds:
Non-U.S. equity funds	2,032,094	—	—	2,032,094
High yield bond funds	523,754	—	—	523,754
Non-U.S. debt funds	206,628	—	—	206,628
Global allocation funds	77,973	—	—	77,973
Collective trust funds:
U.S. equity funds	—	9,230,633	—	9,230,633
Non-U.S. equity funds	—	3,673,372	—	3,673,372
Balanced funds	—	3,668,472	—	3,668,472
U.S. debt funds	—	1,476,027	—	1,476,027
Real estate funds	—	172,155	—	172,155
Non-U.S. debt funds	—	98,884	—	98,884
Commodity funds	—	44,540	—	44,540
Guaranteed investment contracts	—	2,315,985	—	2,315,985
Wrapper contracts	—	—	364	364

Investments, at fair value	$8,246,020	$20,883,077	$364	$29,129,461

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  The table below categorizes the Plan's investments by level within the fair value hierarchy as of December 31, 2012.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$3,858,398	$10,362	$—	$3,868,760
U.S. equities:
Large cap companies	1,767,671	—	—	1,767,671
Mid cap companies	111,899	—	—	111,899
Small cap companies	67,998	—	—	67,998
Non-U.S. equities	353,459	—	—	353,459
Mutual funds:
Non-U.S. equity funds	1,844,118	—	—	1,844,118
High yield bond funds	439,875	—	—	439,875
Non-U.S. debt funds	322,393	—	—	322,393
Global allocation funds	88,608	—	—	88,608
U.S. equity funds	53	—	—	53
Collective trust funds:
U.S. equity funds	—	6,098,302	—	6,098,302
Balanced funds	—	3,075,974	—	3,075,974
Non-U.S. equity funds	—	2,427,837	—	2,427,837
U.S. debt funds	—	1,441,424	—	1,441,424
Non-U.S. debt funds	—	169,887	—	169,887
Real estate funds	—	128,071	—	128,071
Commodity funds		80,910	—	80,910
Guaranteed investment contracts	—	2,483,702	—	2,483,702
Wrapper contracts	—	—	450	450

Investments, at fair value	$8,854,472	$15,916,469	$450	$24,771,391

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2013.

Level 3 investments at fair value
Year ended December 31, 2013

	Wrapper contracts	Total
Balance, beginning of year	$450	$450
Unrealized losses relating to instruments still held at the reporting date	(86)	(86)

Balance, end of year	$364	$364

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2012.

Level 3 investments at fair value
Year ended December 31, 2012

	Wrapper contracts	Total
Balance, beginning of year	$2,994	$2,994
Unrealized losses relating to instruments still held at the reporting date	(2,544)	(2,544)

Balance, end of year	$450	$450

  There were no significant transfers of investments among levels during the years ended December 31, 2013 and 2012. There were no changes in the fair value methodology used at December 31, 2013 and 2012.

(6)   Administrative Expenses

  Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of their participant accounts.

  Any expenses not borne by the Plan are paid by the Company.

(7)   Risk and Uncertainties

  The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

  Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

  At December 31, 2013 and 2012, approximately 6% of the Plan's total investments were invested in Citigroup common stock. The underlying value of the Company stock is subject to operational and market risks.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

(8)   Party-in-Interest Transactions

  Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan's investment in the Citigroup Common Stock Fund was $1.7 million and $1.5 million at December 31, 2013 and December 31, 2012, respectively.

  The Plan held direct investments in the Company's common stock of $13,872 and $6,121, at December 31, 2013 and December 31, 2012, respectively. In 2013 and 2012, the Company paid $1,481 and $1,763, respectively, to the participants for dividend on common stocks held directly.

  The Plan held direct investments in State Street Corporation's common stock of $7,679 and $4,611 at December 31, 2013 and 2012, respectively.

  Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $13.8 million and $9.6 million at December 31, 2013 and December 31, 2012, respectively.

  At December 31, 2013 and 2012, the Plan held $129,141 and $15,706, respectively, of the State Street Short-Term Investment Fund and State Street (US Dollar). At December 31, 2013 and 2012, the Plan also held $1,012 and $1,009, respectively, in State Street Short-Term Investment Fund through synthetic GICs.

  These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(9)   Tax Status

  The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. The Plan was amended and restated effective January 1, 2009. Effective January 1, 2011, the Plan was amended and restated together with the appendices attached thereto to reflect the adoption of the 2011 PRIRC and includes amendments adopted after January 1, 2009. Effective January 1, 2012, the Plan was amended and restated to reflect later amendments to the 2011 PRIRC. On May 3, 2013, the Plan applied to the Puerto Rico taxing authority for a determination letter that the 2011 amended and restated Plan document meets the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan's management and the Plan's legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

  Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan management has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

  The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2009.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

(10) Plan Termination

  Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants' accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(11) Pending Litigation

  Between October 28 and December 8, 2011, four putative class actions were filed in the Southern District of New York asserting claims under ERISA—Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., and Winfield v. Citigroup Inc.—against the Company, the Plan's administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company's financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants' motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bankcorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision is expected in June 2014, and once it has been issued, plaintiffs will have an opportunity to amend their amended complaint to reflect the Supreme Court's holdings, with defendants' motion to dismiss due shortly thereafter.

  During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan's administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company's stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the complaint. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2013 and 2012

  the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court's decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company's subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants' (plaintiffs in the original case) Motion for Rehearing. The appellants' petition for a writ of certiorari was filed with the Supreme Court on June 22, 2012. The Supreme Court denied cert on October 15, 2012.

(12) Subsequent Events

  The Plan's management evaluated subsequent events through the date on which the financial statements were issued and determined that no additional disclosures were required.

(13) Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$33,273,120	$29,340,681
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	70,673	163,405

Net assets available for benefits per the Form 5500	$33,343,793	$29,504,086

Net increase in net assets available for benefits per the financial statements	$3,932,439	$2,495,305
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(163,405)	(136,970)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	70,673	163,405

Net increase in net assets per Form 5500	$3,839,707	$2,521,740

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Cash equivalents and short-term investments
BlackRock T-Fund			2,568,115	$2,568,115	$2,568,115
Brazilian Real			2	—	1
Canadian Dollar			2	1	2
Chilean Peso			171	—	—
Government Stif 10	0.01%		166,139	166,139	166,139
Indian Rupee			10,622	171	172
Malaysian Ringgit			49	15	14
New Taiwan Dollar			6,431	217	216
*State Street (US Dollar)	0.00%		92,271	92,271	92,271
*State Street Short-Term Investment Fund	0.05%		36,870	36,870	36,870
UAE Dirham			106	29	29
US Dollar Overdrawn			(726)	(726)	(726)

Total cash equivalents and short-term investments				2,863,102	2,863,103

U.S. equities:
Large cap companies:
Altria Group Inc			192	4,715	7,383
American Express Co			83	4,120	7,576
American International Group			185	7,384	9,454
Ameriprise Financial Inc			66	2,557	7,560
Bank Of America Corp			777	14,753	12,095
Ca Inc			282	7,242	9,485
Capital One Financial Corp			177	5,846	13,547
Cardinal Health Inc			140	4,657	9,339
Cigna Corp			80	3,165	7,030
Cit Group Inc			106	5,187	5,520
*Citigroup Common Stock Fund			31,939	2,910,602	1,664,342
*Citigroup			266	11,132	13,872
Conocophillips			108	5,993	7,658
Discover Financial Services			137	2,757	7,681
Du Pont (E.I.) De Nemours			118	5,818	7,654
Emerson Electric Co			85	4,168	5,977
Fifth Third Bancorp			389	4,709	8,177
General Dynamics Corp			66	5,072	6,318
General Motors Co			217	6,306	8,852
Honeywell International Inc			64	3,346	5,813
Illinois Tool Works			73	3,968	6,123
Johnson + Johnson			116	7,416	10,599
Jpmorgan Chase + Co			207	8,516	12,115
Marathon Oil Corp			205	5,098	7,232
Medtronic Inc			171	6,487	9,800
Merck + Co. Inc.			99	4,614	4,944
Microsoft Corp			228	4,746	8,538

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
National Oilwell Varco Inc			100	$7,278	$7,988
Occidental Petroleum Corp			83	5,236	7,861
Pfizer Inc			329	7,263	10,093
Philip Morris International			69	3,526	6,035
Pnc Financial Services Group			103	5,191	8,004
Raytheon Company			117	6,064	10,591
Slm Corp			547	12,742	14,365
Stanley Black + Decker Inc			90	5,082	7,261
*State Street Corporation			105	4,749	7,679
Target Corp			105	5,922	6,660
Texas Instruments Inc			197	5,698	8,665
Unitedhealth Group Inc			111	5,040	8,351
Verizon Communications Inc			163	6,653	7,990
Walgreen Co			102	3,488	5,866
Wellpoint Inc			90	6,508	8,314
Wells Fargo + Co			254	8,198	11,553

Total large cap companies				3,159,012	2,021,960

Mid cap companies:
Aci Worldwide Inc			46	2,970	3,011
Alaska Air Group Inc			5	245	388
Alere Inc			12	229	441
Align Technology Inc			10	456	550
Arris Group Inc			124	1,812	3,016
Ascena Retail Group Inc			33	577	703
Avery Dennison Corp			15	488	791
Avx Corp			67	797	931
Berry Plastics Group Inc			10	214	232
Brown + Brown Inc			52	1,119	1,628
Cathay General Bancorp			45	848	1,200
Charles River Laboratories			11	367	596
Con Way Inc			18	595	724
Conn S Inc			6	358	502
Covanta Holding Corp			78	1,378	1,392
Credit Acceptance Corp			1	137	157
Curtiss Wright Corp			43	2,232	2,663
Donaldson Co Inc			27	1,124	1,165
E Trade Financial Corp			334	3,824	6,568
East West Bancorp Inc			24	511	833
Eaton Vance Corp			62	2,626	2,666
Enersys			5	312	370
Esterline Technologies Corp			4	322	416
Everbank Financial Corp			45	689	834
Fair Isaac Corp			44	2,608	2,791
First Niagara Financial Grp			641	6,301	6,805
Fulton Financial Corp			6	82	81

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Generac Holdings Inc			6	$187	$330
Graphic Packaging Holding Co			123	1,041	1,178
Hanesbrands Inc			128	3,237	9,014
Hanover Insurance Group Inc/			30	1,263	1,705
Hcc Insurance Holdings Inc			30	830	1,366
Health Net Inc			33	1,015	997
Hill Rom Holdings Inc			26	1,001	1,069
Huntington Ingalls Industrie			7	273	610
Iconix Brand Group Inc			38	1,528	1,505
Igate Corp			62	1,418	2,496
Intl Game Technology			404	5,987	7,342
Itt Corp			76	1,883	3,280
J.C. Penney Co Inc			69	587	628
Jabil Circuit Inc			78	1,487	1,375
Joy Global Inc			124	6,665	7,258
Kapstone Paper And Packaging			24	712	1,321
Kbr Inc			235	7,726	7,508
Live Nation Entertainment In			165	3,024	3,268
Louisiana Pacific Corp			13	209	241
Lumber Liquidators Holdings			11	1,088	1,121
Mercadolibre Inc			8	488	811
Microchip Technology Inc			189	4,767	8,447
Mrc Global Inc			59	1,549	1,900
Msci Inc			34	1,521	1,474
Nasdaq Omx Group/The			78	3,106	3,089
Neustar Inc Class A			54	2,682	2,701
New York Community Bancorp			508	7,177	8,565
Newmarket Corp			2	755	769
Nordson Corp			10	755	775
Nps Pharmaceuticals Inc			18	447	547
Nu Skin Enterprises Inc A			6	215	833
Omnicare Inc			179	5,693	10,825
On Semiconductor Corporation			165	1,189	1,360
Penske Automotive Group Inc			16	658	766
People S United Financial			512	6,146	7,736
Perkinelmer Inc			39	1,497	1,619
Pier 1 Imports Inc			39	907	906
Pilgrim S Pride Corp			71	809	1,151
Proassurance Corp			31	1,503	1,510
Protective Life Corp			17	697	816
Ptc Inc			38	1,001	1,363
Questcor Pharmaceuticals			26	1,499	1,438
Raymond James Financial Inc			37	1,169	1,898
Rock Tenn Company Cl A			17	1,203	1,704
Rockwood Holdings Inc			110	4,914	7,946
Rovi Corp			88	1,403	1,731

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Skyworks Solutions Inc			56	$1,251	$1,583
Sovran Self Storage Inc Reit			8	574	553
Spectrum Brands Holdings Inc			4	248	277
Spx Corp			92	5,556	9,172
Ss+C Technologies Holdings			13	471	581
Steven Madden Ltd			10	368	367
Synnex Corp			12	432	805
Tenneco Inc			32	1,224	1,865
Tidewater Inc			41	2,182	2,397
Towers Watson + Co Cl A			20	1,337	2,647
Triumph Group Inc			11	799	827
Tupperware Brands Corp			25	2,257	2,330
Ubiquiti Networks Inc			10	363	473
Verifone Systems Inc			51	1,463	1,365
Verint Systems Inc			32	1,181	1,390
Wellcare Health Plans Inc			23	1,443	1,583
West Corp			10	217	246
Western Refining Inc			10	398	437
Wiley (John) + Sons Class A			64	2,918	3,552
Woodward Inc			52	2,239	2,378
Worthington Industries			13	510	541
Zions Bancorporation			28	591	855

Total mid cap companies				156,154	203,970

Small cap companies:
Aar Corp			5	91	140
Aceto Corp			26	324	644
Addus Homecare Corp			12	215	258
Affymetrix Inc			9	79	81
Albany Molecular Research			13	150	128
Alliance Healthcare Service			9	143	211
Amag Pharmaceuticals Inc			22	508	529
Ambit Biosciences Corp			7	86	65
America S Car Mart Inc			16	657	667
American Software Inc Cl A			1	15	15
Amsurg Corp			6	219	255
Anika Therapeutics Inc			21	418	801
Ann Inc			12	441	446
Applied Optoelectronics Inc			21	265	312
Arc Group Worldwide Inc			2	43	40
Arden Group Inc A			1	11	11
Ariad Pharmaceuticals Inc			11	71	75
Array Biopharma Inc			70	352	352
Aruba Networks Inc			8	140	143
Asbury Automotive Group			5	247	269
Atlantic Tele Network Inc			1	76	77

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Atricure Inc			24	$222	$441
Autobytel Inc			37	417	553
Auxilium Pharmaceuticals Inc			28	503	573
Azz Inc			27	1,085	1,335
Barrett Business Svcs Inc			14	309	1,283
Biodel Inc			72	339	165
Bj S Restaurants Inc			8	216	236
Blount International Inc			5	76	76
Blucora Inc			39	902	1,137
Brink S Co/The			8	259	277
Broadwind Energy Inc			56	414	531
Brown Shoe Company Inc			9	223	267
C+J Energy Services Inc			1	13	13
Caci International Inc Cl A			5	299	331
Cai International Inc			87	1,912	2,039
Cantel Medical Corp			4	149	147
Casella Waste Systems Inc A			140	1,155	817
Cavco Industries Inc			1	62	74
Celadon Group Inc			63	1,152	1,229
Century Casinos Inc			29	162	149
Checkpoint Systems Inc			44	634	692
Chemed Corp			48	3,799	3,694
Chemical Financial Corp			25	566	793
Chimerix Inc			6	90	92
Christopher + Banks Corp			28	222	241
Circor International Inc			1	96	98
Cirrus Logic Inc			54	1,153	1,110
Clearwater Paper Corp			20	965	1,078
Coca Cola Bottling Co Consol			6	368	404
Coleman Cable Inc			16	300	416
Columbia Banking System Inc			50	965	1,367
Comfort Systems Usa Inc			7	148	142
Comverse Inc			35	1,097	1,344
Constant Contact Inc			15	329	475
Contango Oil + Gas			4	209	211
Coresite Realty Corp Reit			24	755	759
Cryolife Inc			11	77	122
Cumulus Media Inc Cl A			99	571	767
Daktronics Inc			7	109	110
Datalink Corp			93	871	1,008
Dean Foods Co			43	763	725
Delta Apparel Inc			13	231	228
Digital Generation Inc			4	48	52
Drew Industries Inc			6	316	319
Dupont Fabros Technology Reit			48	1,166	1,198

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Dxp Enterprises Inc			6	$594	$704
Dycom Industries Inc			50	960	1,395
Emergent Biosolutions Inc			24	449	557
Employers Holdings Inc			5	166	163
Enanta Pharmaceuticals Inc			9	206	233
Endocyte Inc			40	507	430
Endurance International Grou			11	151	159
Enteromedics Inc			30	—	—
Entravision Communications A			73	391	446
Eplus Inc			11	506	604
Express Inc			21	387	384
Extreme Networks Inc			158	764	1,103
Fairchild Semiconductor Inte			457	5,711	6,104
Fairpoint Communications Inc			15	123	168
Fidus Investment Corp			12	234	266
Finish Line/The Cl A			30	856	855
First Nbc Bank Holding Co			25	602	790
Fresh Market Inc/The			5	201	203
Full House Resorts Inc			28	118	79
Gamco Investors Inc A			2	149	184
Gentiva Health Services			28	264	348
Geron Corp			113	549	533
Glatfelter			5	126	127
Glimcher Realty Trust Reit			10	96	94
Global Brass + Copper Holdin			95	1,674	1,588
Global Cash Access Holdings			68	411	683
Gran Tierra Energy Inc			155	874	1,134
Gray Television Inc			22	266	320
Green Plains Renewable Energ			43	720	843
Hackett Group Inc/The			36	214	222
Handy + Harman Ltd			3	72	72
Hardinge Inc			7	98	108
Haverty Furniture			22	548	675
Hawaiian Holdings Inc			132	837	1,271
Heartland Payment Systems In			50	2,278	2,491
Huron Consulting Group Inc			14	515	874
Hyster Yale Materials			13	581	1,188
Iberiabank Corp			17	825	1,055
Idt Corp Class B			20	227	355
Ignite Restaurant Group Inc			10	115	120
Insight Enterprises Inc			7	132	148
Insperity Inc Wd			85	2,930	3,058
Insteel Industries Inc			6	107	126
Insys Therapeutics Inc			8	347	315
Inteliquent Inc			94	575	1,079
Itt Educational Services Inc			5	178	173

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Jones Energy Inc A			14	$235	$204
Journal Communications Inc A			35	326	322
Kcg Holdings Inc Cl A			4	44	45
Key Tronic Corp			5	49	55
Kimball International B			33	300	500
Kulicke + Soffa Industries			87	910	1,151
La Z Boy Inc			43	837	1,327
Lannett Co Inc			23	340	768
Lindsay Corp			39	3,069	3,261
Lithia Motors Inc Cl A			14	887	968
Marcus Corporation			14	196	193
Materion Corp			9	277	286
Matrix Service Co			8	177	202
Medallion Financial Corp			8	130	119
Medassets Inc			63	907	1,241
Medical Action Ind Inc			43	325	367
Monarch Casino + Resort Inc			19	307	381
Moneygram International Inc			52	1,069	1,079
Multi Color Corp			2	71	72
Myers Industries Inc			8	152	163
Myriad Genetics Inc			30	807	639
Natus Medical Inc			4	87	88
Navigators Group Inc			51	3,309	3,199
Neenah Paper Inc			38	1,195	1,620
Nektar Therapeutics			50	530	572
Nelnet Inc Cl A			25	628	1,062
Netgear Inc			32	1,017	1,048
Netsol Technologies Inc			51	473	296
Nn Inc			7	120	134
Northern Oil And Gas Inc			14	234	208
Novavax Inc			94	471	481
Ntelos Holdings Corp			44	921	888
Olympic Steel Inc			8	196	220
Omega Protein Corp			80	798	985
Omnicell Inc			6	126	163
Omnivision Technologies Inc			9	146	156
Oncogenex Pharmaceutical Inc			16	153	135
Orbitz Worldwide Inc			71	536	506
Orion Energy Systems Inc			30	176	206
Outerwall Inc			17	787	1,105
Pantry Inc			124	1,522	2,068
Park Ohio Holdings Corp			20	467	1,025
Patrick Industries Inc			5	153	147
Pc Connection Inc			24	355	592
Pdl Biopharma Inc			144	1,215	1,212
Pegasystems Inc			24	765	1,186

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Perficient Inc			38	$713	$891
Performant Financial Corp			50	536	513
Portola Pharmaceuticals Inc			20	471	502
Postrock Energy Corp			41	251	47
Premiere Global Services Inc			110	952	1,279
Prestige Brands Holdings Inc			23	797	810
Progress Software Corp			8	218	217
Providence Service Corp			10	178	250
Quaker Chemical Corp			1	61	73
Quality Distribution Inc			45	510	569
Receptos Inc			23	538	662
Renewable Energy Group Inc			43	452	494
Rex American Resources Corp			17	310	780
Rick S Cabaret Intl Inc			42	423	487
Rpx Corp			22	342	380
Sanderson Farms Inc			4	242	313
Sanmina Corp			40	366	663
Scansource Inc			11	361	469
Schweitzer Mauduit Intl Inc			11	448	579
Seachange International Inc			29	348	347
Seacor Holdings Inc			1	79	74
Sears Hometown And Outlet St			12	360	311
Select Comfort Corporation			7	145	146
Sl Inds Inc			1	22	22
Smith + Wesson Holding Corp			27	278	362
Sonic Corp			14	255	273
Stamps.Com Inc			15	646	650
Stellus Capital Investment C			47	715	711
Stemline Therapeutics Inc			9	219	186
Stock Building Supply Holdin			8	127	144
Stoneridge Inc			73	891	932
Strategic Hotels + Resorts I Reit			20	173	189
Super Micro Computer Inc			9	124	146
Swift Transportation Co			19	242	412
Sykes Enterprises Inc			72	1,234	1,575
Synaptics Inc			17	721	876
Take Two Interactive Softwre			20	346	339
Tcp Capital Corp			41	648	680
Tetraphase Pharmaceuticals I			7	85	97
Tilly S Inc Class A Shrs			38	581	431
Tivo Inc			21	242	270
Tower International Inc			88	1,782	1,886
Travelzoo Inc			13	346	274
Trimas Corp			14	333	570
Ultra Clean Holdings Inc			11	103	109
Unisys Corp			37	742	1,237

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
United Online Inc When Issue			28	$322	$386
Universal Insurance Holdings			15	131	218
Universal Technical Institut			103	1,520	1,434
US Ecology Inc			39	1,364	1,451
Usana Health Sciences Inc			4	245	317
Vaalco Energy Inc			16	104	111
Valueclick Inc			248	5,324	5,790
Vanda Pharmaceuticals Inc			41	431	504
Vonage Holdings Corp			10	43	32
Wabash National Corp			42	446	522
Washington Reit			49	1,179	1,136
Web.Com Group Inc			25	654	805
Wintrust Financial Corp			31	1,033	1,395
Xerium Technologies Inc			132	1,596	2,170
Xo Group Inc			47	454	704
Zalicus Inc			82	384	91
Zeltiq Aesthetics Inc			21	369	392
Zep Inc			1	1	1

Total small cap companies				122,253	141,795

Total U.S. equities				3,437,419	2,367,725

Non-U.S. equities:
Aac Technologies Holdings In			139	415	674
Air Arabia Pjsc			1,748	659	738
Ajisen China Holdings Ltd			575	587	595
Alkermes Plc			15	308	595
Ambev Sa Adr Npv			898	6,412	6,601
Apollo Hospitals Enterprise			66	963	1,007
Ashmore Group Plc			572	3,656	3,805
Aspen Pharmacare Holdings Lt			64	1,647	1,651
Avg Technologies			69	1,019	1,190
Baidu Inc Spon Adr			25	3,664	4,415
Banco Latinoamericano Come E			18	310	505
Bank Of Georgia Holdings Plc			18	578	708
Bank Rakyat Indonesia Perser			3,291	1,947	1,960
Bb Seguridade Participacoes			454	3,843	4,711
Beijing Enterprises Water Gr			1,963	936	1,232
Bidvest Group Ltd			96	2,366	2,465
Bp Plc Spons Adr			172	7,787	8,362
Br Malls Participacoes Sa			500	4,701	3,610
Carnival Corp			212	8,088	8,499
Ccr Sa			482	4,056	3,631
Cfr Pharmaceuticals Sa			2,505	605	563
Cheil Worldwide Inc			29	626	748
China Merchants Bank H			1,804	3,324	3,844
China Oilfield Services H			489	1,380	1,516
China Overseas Grand Oceans			403	561	383

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
China Overseas Land + Invest			866	$2,355	$2,434
China Unicom Hong Kong Ltd			2,379	3,532	3,553
Chow Tai Fook Jewellery Grou			502	750	749
Cielo Sa			141	4,155	3,926
Cimc Enric Holdings Ltd			496	706	799
Cnooc Ltd			3,255	6,645	6,053
Coca Cola Icecek As			81	2,205	1,948
Copa Holdings Sa Class A			8	777	1,237
Credicorp Ltd			20	2,476	2,651
Crh Plc Sponsored Adr			361	7,706	9,223
Damac Real Estate Gdr 144A Gdr			38	473	500
Delphi Automotive Plc			169	6,850	10,142
Discovery Ltd			113	805	911
Dragon Oil Plc			134	1,285	1,259
Dubai Islamic Bank			577	659	842
Eaton Corp Plc			113	5,895	8,602
Emaar Properties Pjsc			200	405	415
Enn Energy Holdings Ltd			278	1,615	2,057
Etalon Group Ltd Gdr 144A Gdr			116	564	617
Everest Re Group Ltd			21	3,317	3,335
Fibra Uno Administracion Sa Reit Npv			496	1,520	1,596
First Gulf Bank			720	2,362	3,686
Firstrand Ltd			802	2,725	2,748
Fubon Financial Holding Co			2,717	3,501	3,975
Great Wall Motor Company H			659	2,281	3,630
Greenlight Capital Re Ltd A			31	850	1,032
Grendene Sa			92	832	702
Grupo Financiero Banorte O			722	4,291	5,033
Grupo Lala Sab De Cv			297	663	655
Gs Home Shopping Inc			3	618	865
Guaranty Trust Bank			5,948	712	1,013
Guinness Anchor Bhd			100	650	489
Haier Electronics Group Co			644	728	1,874
Haitian International Hldgs			413	399	940
Haitong Securities Co Ltd H			1,154	1,838	2,000
Halla Visteon Climate Contro			36	1,248	1,319
Hcl Technologies Ltd			264	3,747	5,404
Hdfc Bank Limited			280	3,010	3,022
Hiwin Technologies Corp			83	662	697
Huaneng Renewables Corp H			1,315	603	631
Hyundai Motor Co			24	5,564	5,321
Idea Cellular Ltd			394	1,048	1,064
Iguatemi Emp De Shopping			92	1,111	865
Ihh Healthcare Bhd			150	152	176
Indusind Bank Ltd			96	655	653
Intercorp Financial Ser Inc			23	802	704
Inversiones La Construccion			47	911	655

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Itau Unibanco Holding S Pref Preference			558	$7,908	$7,418
Itc Ltd			770	3,718	3,993
Ituran Location And Control			113	2,299	2,442
Kalbe Farma Tbk Pt			7,604	731	781
Kroton Educacional Sa			83	1,016	1,374
Life Healthcare Group Holdin			173	439	692
Localiza Rent A Car			108	1,674	1,522
Lupin Ltd			98	1,140	1,432
M Video			76	618	689
Magnit Ojsc Spon Gdr 144A Gdr			61	1,619	3,442
Mail.Ru Group Gdr Regs Gdr			30	1,071	1,347
Mail.Ru Group Ltd Gdr 144A Gdr			4	141	164
Marcopolo Sa Pref Preference			96	277	209
Mediatek Inc			363	4,868	5,408
Merida Industry Co Ltd			119	851	864
Montpelier Re Holdings Ltd			104	2,987	3,015
Motherson Sumi Systems Ltd			250	495	736
Mr Price Group Ltd			64	940	995
Mtn Group Ltd			165	3,146	3,428
Nagacorp Ltd			793	626	837
Naspers Ltd N Shs			69	4,525	7,250
Naver Corp			8	3,116	5,570
Nestle Nigeria Plc			94	560	706
Netease Inc Adr			20	1,365	1,549
Nigerian Breweries Plc			648	504	680
Noble Corp Plc			163	6,351	6,116
Novatek Microelectronics Cor			228	966	933
Oil Search Ltd			355	2,401	2,573
Orbotech Ltd			30	397	408
Pacific Rubiales Energy Corp			228	5,415	3,940
Pegasus Hava Tasimaciligi As			70	867	1,184
Pentair Ltd Registered			126	5,323	9,768
Ping An Insurance Group Co H			434	3,556	3,903
Qatar National Bank			76	3,432	3,585
Qihoo 360 Technology Co Adr			8	649	631
Qiwi Plc Sponsored Adr			16	659	879
Royal Caribbean Cruises Ltd			222	6,499	10,509
Safaricom Ltd			2,426	178	306
Samsung Electronics Co Ltd			7	6,947	8,643
Sanofi Adr			141	5,791	7,564
Seadrill Ltd			178	5,504	7,316
Shenzhou International Group			231	631	874
Shoprite Holdings Ltd			78	1,298	1,226
Sino Biopharmaceutical			1,031	538	819
Sk Telecom			25	4,997	5,546
Sm Prime Holdings Inc			3,931	1,599	1,300

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Soufun Holdings Ltd Adr			14	$679	$1,144
Sun Art Retail Group Ltd			919	1,178	1,291
Sun Pharmaceutical Indus			411	2,773	3,769
Sunny Optical Tech			598	724	581
Taiwan Semiconductor Sp Adr			300	5,406	5,234
Tata Consultancy Svcs Ltd			83	1,923	2,906
Tata Motors Ltd			564	2,909	3,432
Tcs Group Holding 144A Gdr			64	1,031	953
Tech Mahindra Ltd			57	1,201	1,705
Tencent Holdings Ltd			118	4,421	7,537
Tesco Corp			9	165	179
Tofas Turk Otomobil Fabrika			44	181	274
Tractebel Energia Sa			236	3,711	3,594
Tyco International Ltd			219	6,046	9,000
Ultrapar Participacoes Sa			165	3,967	3,910
Universal Robina Corp			292	648	743
Vodafone Group Plc Sp Adr			150	5,580	5,915
Want Want China Holdings Ltd			2,653	3,253	3,826
Wuxi Pharmatech Cayman Adr			25	317	945
Xl Group Plc			109	2,138	3,465
Yandex Nv A			141	3,544	6,093
Zhuzhou Csr Times Electric H			188	606	680

Total non-U.S. equities				320,129	377,752

Mutual funds:
Non-U.S. equity funds:
DFA Emerging Markets Portfolio			13,329	328,196	336,957
DFA International Value Portfolio			46,857	588,883	714,104
Dodge & Cox International Stock Fund			18,412	612,392	792,450
T Rowe Price International Discovery Fund			3,383	145,157	188,583

Total non-U.S. equity funds				1,674,628	2,032,094

Non-U.S. debt funds:
Legg Mason Bw Global Opportunities			9,959	113,726	107,461
PIMCO Emerging Markets Bond Fund			9,268	104,320	99,167

Total non-U.S. debt funds				218,046	206,628

High yield bond funds:
T Rowe Price Institutional High Yield			26,955	255,449	261,731
Western Asset High Yield Fund			29,243	251,029	262,023

Total high yield bond funds				506,478	523,754

Global allocation funds:
PIMCO All Asset All Authority Fund			7,876	85,060	77,973

Total global allocation funds				85,060	77,973

Total mutual funds				2,484,212	2,840,449

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Collective trust funds:
Balanced funds:
BFA Lifepath Index 2015 Fund			1,011	$12,906	$15,216
BFA Lifepath Index 2020 Fund			16,615	222,122	266,671
BFA Lifepath Index 2025 Fund			20,471	255,197	311,613
BFA Lifepath Index 2030 Fund			26,835	354,893	438,530
BFA Lifepath Index 2035 Fund			26,205	321,708	399,655
BFA Lifepath Index 2040 Fund			62,505	822,801	1,028,570
BFA Lifepath Index 2045 Fund			63,159	758,406	957,261
BFA Lifepath Index 2050 Fund			9,309	97,003	115,485
BFA Lifepath Retirement Fund			8,469	116,994	135,471

Total balanced funds				2,962,030	3,668,472

Commodity funds:
*SSgA DJ/UBS Roll Select Commodity Index Fund			4,606	51,009	44,540

Total commodity funds				51,009	44,540

Non-U.S. debt funds:
Wellington CIF II Citigroup Emerging Markets Debt Portfolio			7,804	97,660	98,884

Total Non-U.S. debt funds				97,660	98,884

Non-U.S. equity funds:
*SSgA Emg Mkts Indx NL SF CL A			17,141	426,927	455,851
*SSgA Intl Indx SL SF CL I			121,069	2,318,127	2,959,909
*SSgA Active Emerging Markets Select NL SF CL A			25,248	252,774	257,612

Total non-U.S. equity funds				2,997,828	3,673,372

Real estate funds:
AEW Capital Management REIT Fund			12,934	157,527	172,155

Total real estate funds				157,527	172,155

U.S. debt funds:
*SSgA U.S. Bond Indx SL SF CL I			56,648	1,156,814	1,373,662
*SSgA U.S. Inflation Pro Bond Indx SL SF CL I			7,124	95,306	102,365

Total U.S. debt funds				1,252,120	1,476,027

U.S. equity funds:
Wellington CIF II Citigroup Growth Portfolio			39,621	424,965	578,071
*SSgA S&P Midcap (R) Indx SL SF CL I			42,419	1,510,663	2,222,576
*SSgA Russell Small Cap (R) Indx SL SF CL I			18,783	403,803	798,091
*SSgA Russell All Cap (R) Indx SL SF CL I			67,988	1,292,497	2,226,744
*SSgA S&P 500 (R) Indx SL SF CL I			8,314	2,255,480	3,405,151

Total U.S. equity funds				5,887,408	9,230,633

Total collective trust funds				13,405,582	18,364,083

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Guaranteed investment contracts (GICs):
Traditional GICs:
Met Life Contract No. 32645	0.93%		12,893	$12,893	$12,893
New York Life Contract No. 34360	1.02%		29,071	29,071	29,174
Principal Life Contract No. 6-18274	1.25%		38,722	38,722	38,848
Protective Life Insurance Contact No. GA 2021	0.85%		32,026	32,026	32,050

Total traditional GICs				112,712	112,965

Separate Account GICs:
ING Life & Annuity Company Contact No. 60385	0.43%		105,995	105,995	105,365
New York Life Contract No. 29038	2.13%		246,302	246,302	251,093

Total separate account GICs				352,297	356,458

Synthetic GICs:
AIG Financial Products Contract No. 725840	4.08%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	3,468	3,521	3,465
AIG Inc	8.25%	8/15/2018	2,681	3,479	3,360
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	3,546	3,538	3,271
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	3,891	3,622	3,602
American Express Glbl Sr Nt	7.00%	3/19/2018	3,459	4,352	4,137
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	3,286	4,344	4,108
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	4,151	5,319	5,155
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	4,324	5,386	5,182
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	4,064	4,308	4,229
Cash Collateral Fut Rdr Usd	0.08%	12/31/2060	198	198	198
Cme Acal Euro$Call 12/14 @ 99.75	0.00%	12/15/2014	15,566	1	1
Cme Aput Euro$Put 12/14 @ 99	0.00%	12/15/2014	(15,566)	(2)	(1)
Fed Home Ln Bk Disc Nt	0.00%	1/2/2014	4,238	4,237	4,238
Fed Home Ln Bk Disc Nt	0.00%	1/22/2014	42,634	42,628	42,634
Fed Home Ln Bk Disc Nt Unsec	0.00%	1/15/2014	22,917	22,914	22,917
Fin Fut Us 30Yr Cbt 03/20/14	6.00%	3/21/2014	(1,816)	(2,381)	(2,330)
Fin Fut Us Ultra 30Yr Cbt 03/20/14	6.00%	3/21/2014	(259)	(354)	(353)
Federal Natl Mtg Assn Pass Thru 30Yr #Ar7295	3.00%	8/1/2043	1,707	1,662	1,626
Federal Natl Mtg Assn Pass Thru 30Yr #Au3811	3.00%	8/1/2043	846	823	805
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	8,409	8,187	8,009
Federal Natl Mtg Assn P-T DUS #AM1964	2.18%	12/1/2022	1,816	1,687	1,684
Federal Natl Mtg Assn TBA 4.0% FEB 30YR	4.00%	2/13/2044	36,321	37,410	37,286
Federal Natl Mtg Assn TBA 4.0% JAN 30YR	4.00%	1/13/2044	41,510	42,962	42,742
General Electric Co Sr Unsec	2.70%	10/9/2022	5,188	5,308	4,866
Goldman Sachs Group Inc Glbl Sr Nt	7.50%	2/15/2019	4,238	5,345	5,167
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	3,719	4,372	4,139
Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	2,767	3,525	3,294

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	2,854	$3,515	$3,384
*State Street Bank & Trust Co 2236	0.00%	12/1/2015	456	456	456
US Agency Repo	0.05%	1/2/2014	1,729	1,729	1,729
US Treasury Bills	0.00%	1/9/2014	346	346	346
US Treasury Bills	0.00%	2/6/2014	21,620	21,617	21,620
US Treasury Bills	0.00%	1/2/2014	25,511	25,511	25,511
US Treasury Bills	0.00%	1/16/2014	6,745	6,745	6,745
US Treasury Bills	0.00%	1/23/2014	31,132	31,130	31,132
US Treasury Bills	0.00%	1/30/2014	520	520	520
US Treasury Bills	0.00%	1/30/2014	35,758	35,756	35,758
US Treasury Note	0.25%	1/31/2014	1,816	1,818	1,817
US Treasury Note	1.50%	8/31/2018	30,094	29,941	29,944
US Treasury Repo	0.03%	1/2/2014	4,670	4,670	4,670
US Treasury Repo	0.01%	1/2/2014	7,351	7,351	7,351
US Treasury Repo	0.01%	1/2/2014	2,594	2,594	2,594
US Treasury Repo	0.01%	1/2/2014	42,288	42,288	42,288
Interest And Dividends Receivable				1,123	1,123
Receivable For Securities Sold				2,684	2,684
Payable For Securities Purchased				(80,752)	(80,757)
Wrapper				—	(388)

Fair value of contract				355,433	351,958

ING Life & Annuity Company Contact No. 60266	2.53%
1-3 Year Credit Bond Index Fund			2,711	27,486	30,853
1-3 Year Government Bond Index			548	61,108	61,494
Asset-Backed Securities Index			2,297	55,528	73,918
Commercial Mortgage-Backed Sec			399	6,569	10,288
Intermediate Government Bond I			724	26,974	28,564
Intermediate Term Credit Bond			2,296	92,503	111,046
Mortgage-Backed Securities Ind			2,060	71,240	93,712
Wrapper				—	806

Fair value of contract				341,408	410,681

Natixis Financial Products Contract No. WR1937-02	1.39%
Bear Stearns Commercial Mortgage Securities 2004-PWR4 A3	5.47%	6/11/2014	7,289	4,536	4,289
CNH 2012-B A3	0.86%	7/15/2015	5,754	5,754	5,773
DESF 2001-1 A6	6.62%	3/2/2015	5,754	4,828	4,727
FHR 3465 HA	4.00%	9/15/2015	21,166	2,310	2,297
FHR 3625 AJ	4.00%	4/15/2015	7,732	754	745
FHR 3705 DC	3.50%	11/15/2016	9,590	1,704	1,711
FHR 3706 EB	2.00%	3/15/2016	11,988	1,909	1,901
FHR 3856 EA	3.00%	5/15/2018	6,675	2,276	2,259
FNR 2006-14 PC	6.00%	2/25/2014	10,358	439	428

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
FNR 2010-104 BA	3.50%	9/26/2016	8,248	$1,555	$1,568
FNR 2010-69 EG	3.00%	9/25/2015	11,508	834	833
GNR 2010-139 PH	3.00%	4/20/2017	6,713	3,555	3,494
GNR 2011-82 UE	2.00%	8/20/2015	8,631	2,683	2,674
US Treasury	0.38%	11/17/2014	1,013	1,009	1,015
US Treasury	0.38%	11/17/2014	4,584	4,568	4,595
US Treasury	0.38%	11/17/2014	18,189	18,121	18,233
US Treasury	0.38%	11/17/2014	480	478	481
US Treasury	0.38%	11/17/2014	288	287	288
US Treasury	0.38%	11/17/2014	345	344	346
Harot 2012-2 A3	0.70%	5/15/2015	3,836	3,836	3,845
Hart 2012-B A3	0.62%	4/15/2015	2,877	2,851	2,855
JNJ 1.2 05/15/14	1.20%	5/15/2014	7,672	7,775	7,707
LBUBS 2005-C3 A5	4.74%	5/15/2015	5,580	5,489	5,257
Narot 2012-B A3	0.46%	10/15/2015	2,877	2,877	2,878
TIAAS 2007-C4 A3	5.62%	5/15/2015	6,713	3,640	3,494
Wrapper				—	56

Fair value of contract				84,412	83,749

Prudential GA-62194	2.35%
Abb Fin Usa Inc	2.88%	5/8/2022	77	75	73
Abbey Natl Tsy Svcs Plc	2.88%	4/25/2014	86	87	88
Abbvie Inc	2.90%	11/6/2022	355	352	333
Ace Ina Hldgs Inc	2.70%	3/13/2023	508	507	470
Aetna Inc	6.50%	9/15/2018	738	865	884
Agrium Inc	3.50%	6/1/2023	307	306	287
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	719	804	848
Allstate Corp	3.15%	6/15/2023	278	277	264
Altria Grp Inc	9.70%	11/10/2018	439	571	584
Altria Grp Inc	4.00%	1/31/2024	508	505	500
Amazoncom Inc	1.20%	11/29/2017	384	382	376
America Movil Sab De Cv	5.00%	3/30/2020	767	784	841
American Elec Pwr Co Inc	1.65%	12/15/2017	288	287	282
American Express Co	2.65%	12/2/2022	754	743	701
American Intl Grp Inc	6.40%	12/15/2020	336	359	397
American Intl Grp Inc	3.80%	3/22/2017	364	363	393
Amgen Inc	5.85%	6/1/2017	86	98	98
Amgen Inc	3.45%	10/1/2020	288	292	295
Amgen Inc	2.30%	6/15/2016	988	969	1,019
Anadarko Petroleum Corp	6.38%	9/15/2017	192	212	224
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	1,496	1,643	1,755
Anheuser Busch Inbev Worldwide Inc	5.00%	4/15/2020	182	220	208
Apple Inc	2.40%	5/3/2023	815	815	736
AT&T Inc	5.50%	2/1/2018	921	1,014	1,057
Axis Specialty Fin Llc	5.88%	6/1/2020	374	377	412
BACCT_07-A1	5.17%	6/15/2019	1,966	2,249	2,205

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
BACM_06-3	5.89%	7/10/2044	1,908	$2,122	$2,084
BACM_07-1	5.45%	1/15/2049	1,918	2,111	2,085
Baltimore Gas & Elec Co	3.35%	7/1/2023	163	163	159
Bank Of Amer Corp	6.00%	9/1/2017	1,630	1,751	1,894
Bank Of Amer Corp	3.30%	1/11/2023	1,266	1,254	1,217
Bank Of Nova Scotia	2.90%	3/29/2016	575	574	603
Barclays Bk Plc	5.00%	9/22/2016	623	664	695
Barrick Pd Au Fin Pty	4.95%	1/15/2020	192	214	199
Baxter Intl Inc	3.20%	6/15/2023	269	268	257
Berkshire Hathaway Fin Corp	5.40%	5/15/2018	1,199	1,337	1,388
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	211	271	257
Boeing Co	3.50%	2/15/2015	1,199	1,258	1,254
BP Cap Markets Plc	4.75%	3/10/2019	259	304	292
BP Cap Markets Plc	3.13%	10/1/2015	432	437	454
BP Cap Markets Plc	3.56%	11/1/2021	211	211	214
BP Cap Markets Plc	3.25%	5/6/2022	643	643	626
Brazil Rep Of	6.00%	1/17/2017	911	1,021	1,034
Brazil Rep Of	4.25%	1/7/2025	384	382	368
British Telecom Plc	5.95%	1/15/2018	518	580	606
Bear Stearns Commercial Mortgage Securities_05-T20	5.14%	10/12/2042	575	618	613
Bear Stearns Commercial Mortgage Securities_06-T22	5.58%	4/12/2038	173	187	187
Buckeye Partners Lp	2.65%	11/15/2018	115	115	114
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	403	451	466
CA St	6.20%	3/1/2019	1,036	1,081	1,224
Canadian Natl Railway Co	5.55%	3/1/2019	575	641	671
Capital One Finl Corp	2.15%	3/23/2015	1,256	1,289	1,284
Cardinal Hlth Inc	4.63%	12/15/2020	240	276	259
Cash			1,827	1,827	1,827
Caterpillar Inc	3.90%	5/27/2021	758	771	790
Catholic Hlth Initiatives	1.60%	11/1/2017	67	67	65
Catholic Hlth Initiatives	4.20%	8/1/2023	211	211	208
CBS CORP	4.30%	2/15/2021	96	99	100
CD_07-CD4	5.32%	12/11/2049	932	1,043	1,025
CF Inds Inc	6.88%	5/1/2018	125	149	146
CF Inds Inc	3.45%	6/1/2023	240	240	220
Chevron Corp	2.36%	12/5/2022	643	643	586
Chile Rep Of	3.25%	9/14/2021	489	485	483
Cigna Corp	5.38%	3/15/2017	575	630	646
Cigna Corp	4.38%	12/15/2020	355	386	378
Cisco Systems Inc	4.95%	2/15/2019	221	262	252
Cisco Systems Inc	4.45%	1/15/2020	969	1,125	1,077
Coca Cola Co	3.15%	11/15/2020	240	252	245
Comcast Corp	6.50%	1/15/2015	1,582	1,795	1,725

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Comcast Corp	5.88%	2/15/2018	671	$763	$785
COMM_12-CR3	2.82%	10/15/2045	269	263	253
COMM_13-CR8	3.33%	6/10/2046	441	428	425
Conocophillips Co	2.40%	12/15/2022	489	489	446
Continental Airlines Inc	4.15%	4/11/2024	243	249	247
Continental Airlines Inc	4.00%	10/29/2024	201	201	201
Continental Resources Inc	4.50%	4/15/2023	307	310	314
Coventry Hlth Care Inc	5.95%	3/15/2017	144	167	165
Coventry Hlth Care Inc	5.45%	6/15/2021	326	325	364
Covidien Intl Fin Sa	2.95%	6/15/2023	96	96	89
Credit Suisse Ny	4.38%	8/5/2020	748	723	813
CRH Amer Inc	6.00%	9/30/2016	547	618	619
CSMC_06-C1	5.46%	2/15/2039	345	372	370
CSX Corp	5.60%	5/1/2017	163	186	184
CSX Corp	7.38%	2/1/2019	767	933	954
Cummins Inc	3.65%	10/1/2023	221	219	220
CVS Caremark Corp	5.75%	6/1/2017	631	714	719
CVS Caremark Corp	4.00%	12/5/2023	566	563	566
Deere & Co	2.60%	6/8/2022	441	441	413
Delhaize Grp Sa	6.50%	6/15/2017	432	488	486
Devon Energy Corp	2.25%	12/15/2018	297	297	294
Directv Hldgs Llc	4.75%	10/1/2014	623	668	649
Directv Hldgs Llc	5.20%	3/15/2020	163	182	180
Directv Hldgs Llc Directv Fin Co I	5.88%	10/1/2019	29	34	33
Directv Hldgs Llc Directv Fin Co I	3.50%	3/1/2016	192	191	204
Directv Hldgs Llc Directv Fin Co I	3.80%	3/15/2022	211	211	205
Discover Finl Svcs	3.85%	11/21/2022	1,007	1,004	959
Discovery Comm Llc	5.63%	8/15/2019	125	152	143
Dominion Gas Hldgs Llc	3.55%	11/1/2023	125	124	121
Dominion Resources Inc	5.20%	8/15/2019	384	453	438
Dow Chemical Co	8.55%	5/15/2019	269	358	350
Dow Chemical Co	4.25%	11/15/2020	163	177	175
Dow Chemical Co	3.00%	11/15/2022	384	377	360
Duke Energy In Inc	3.75%	7/15/2020	192	207	202
Dupont Ei De Nemours & Co	4.63%	1/15/2020	364	433	406
Dupont Ei De Nemours & Co	2.80%	2/15/2023	249	250	231
Ebay Inc	1.35%	7/15/2017	125	125	124
Ecolab Inc	4.35%	12/8/2021	355	355	369
El Paso Pipeline Partners Oper Co	6.50%	4/1/2020	153	186	179
Emc Corp	1.88%	6/1/2018	470	469	466
Entergy Corp	5.13%	9/15/2020	374	385	401
Enterprise Products Operating Llc	6.50%	1/31/2019	163	201	196
Enterprise Products Operating Llc	3.70%	6/1/2015	336	346	351
Enterprise Products Operating Llc	1.25%	8/13/2015	125	125	126
Enterprise Products Operating Llc	3.35%	3/15/2023	806	805	773

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Eog Resources Inc	4.10%	2/1/2021	230	$244	$244
Export Import Bk Of Korea	4.38%	9/15/2021	499	528	526
Fgold 15Yr	4.00%	6/1/2026	1,111	1,161	1,179
Fgold 15Yr	4.00%	7/1/2026	623	657	662
Fgold 15Yr	2.50%	11/1/2027	864	903	859
Fgold 15Yr	2.50%	8/1/2028	940	936	935
Fgold 15Yr Giant	3.50%	9/1/2026	342	357	359
Fgold 15Yr Tba(Reg B)	3.50%	1/16/2014	959	1,006	1,001
Fgold 30Yr	3.00%	12/1/2042	1,551	1,510	1,476
Fgold 30Yr	3.00%	10/1/2042	940	915	894
Fgold 30Yr	3.00%	1/1/2043	2,857	2,779	2,720
Fgold 30Yr	4.50%	11/1/2040	430	453	458
Fgold 30Yr	5.00%	8/1/2041	3,939	4,267	4,270
Fgold 30Yr	5.00%	7/1/2041	919	995	996
Fgold 30Yr Giant	5.50%	1/1/2035	336	366	371
Fgold 30Yr Giant	6.00%	9/1/2037	1,366	1,484	1,524
Fgold 30Yr Giant	4.50%	6/1/2039	630	675	671
Fgold 30Yr Giant	4.00%	11/1/2039	1,066	1,082	1,106
Fgold 30Yr Giant	4.50%	12/1/2039	857	901	913
Fgold 30Yr Giant	5.50%	1/1/2040	629	683	693
Fgold 30Yr Giant	4.00%	12/1/2040	1,034	1,032	1,068
Fgold 30Yr Giant	4.00%	2/1/2041	1,664	1,659	1,719
Fgold 30Yr Giant	4.50%	4/1/2041	2,657	2,750	2,834
Fgold 30Yr Giant	3.00%	6/1/2042	921	944	876
Fgold 30Yr Giant	3.50%	9/1/2042	1,755	1,893	1,750
Fgold 30Yr Giant	5.50%	6/1/2038	2,268	2,397	2,496
Fgold 30Yr Giant	4.50%	10/1/2039	1,971	2,042	2,098
Fgold 30Yr Giant	4.50%	11/1/2039	397	420	424
Fgold 30Yr Tba(Reg A)	3.50%	1/13/2014	959	956	953
Fgold 30Yr Tba(Reg A)	4.00%	1/13/2014	1,918	1,972	1,974
Federal Home Loan Mortgage Corp	0.63%	11/1/2016	307	306	306
Federal Home Loan Mortgage Corp	2.00%	8/25/2016	671	669	699
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	1,276	1,244	1,233
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	125	124	119
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	988	988	979
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	3,692	3,671	3,607
Federal Home Loan Mortgage Corp	0.88%	3/7/2018	1,160	1,156	1,130
Federal Home Loan Mortgage Corp	1.38%	5/1/2020	527	525	496
Federal Home Loan Mortgage Corp	0.88%	10/14/2016	1,180	1,180	1,186
Federal Home Loan Mortgage Corp Gold 30YR	2.50%	1/1/2043	699	682	631
Federal Home Loan Mortgage Corp Gold 30YR	3.00%	2/1/2043	1,795	1,855	1,709
Federal Home Loan Mortgage Corp Gold 30YR	3.50%	9/1/2043	2,845	2,851	2,837

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Fiserv Inc	3.13%	6/15/2016	240	$240	$251
FN 5/1 12M LIBOR ARM	2.73%	2/1/2041	1,519	1,540	1,591
Federal Natl Mtg Assn	2.38%	4/11/2016	1,755	1,849	1,838
Federal Natl Mtg Assn	0.88%	10/26/2017	796	796	783
Federal Natl Mtg Assn	0.88%	5/21/2018	518	512	502
Federal Natl Mtg Assn	0.63%	8/26/2016	1,189	1,186	1,190
Federal Natl Mtg Assn	1.88%	9/18/2018	1,525	1,523	1,543
Federal Natl Mtg Assn	1.63%	11/27/2018	288	287	286
Federal Natl Mtg Assn	1.63%	10/26/2015	3,616	3,532	3,707
Federal Natl Mtg Assn 15YR	3.50%	9/1/2026	778	827	818
Federal Natl Mtg Assn 15YR	3.00%	5/1/2027	2,360	2,477	2,418
Federal Natl Mtg Assn 15YR	3.50%	3/1/2026	237	238	249
Federal Natl Mtg Assn 15YR	3.50%	2/1/2026	523	526	550
Federal Natl Mtg Assn 15YR	3.50%	10/1/2025	304	305	319
Federal Natl Mtg Assn 15YR TBA(REG B)	3.00%	1/16/2014	10,070	10,408	10,288
Federal Natl Mtg Assn 15YR TBA(REG B)	3.50%	1/16/2014	6,713	7,060	7,031
Federal Natl Mtg Assn 15YR TBA(REG B)	2.50%	1/16/2014	959	958	951
Federal Natl Mtg Assn 15YR TBA(REG B)	4.50%	1/16/2014	1,918	2,044	2,045
Federal Natl Mtg Assn 20YR	4.50%	6/1/2031	1,089	1,140	1,171
Federal Natl Mtg Assn 30YR	5.50%	5/1/2037	646	703	715
Federal Natl Mtg Assn 30YR	6.00%	9/1/2038	806	874	904
Federal Natl Mtg Assn 30YR	5.50%	6/1/2033	672	725	745
Federal Natl Mtg Assn 30YR	5.50%	10/1/2033	851	919	943
Federal Natl Mtg Assn 30YR	4.00%	12/1/2040	1,515	1,501	1,570
Federal Natl Mtg Assn 30YR	4.50%	2/1/2041	3,861	3,947	4,124
Federal Natl Mtg Assn 30YR	4.00%	2/1/2041	692	685	717
Federal Natl Mtg Assn 30YR	5.00%	12/1/2034	1,511	1,622	1,653
Federal Natl Mtg Assn 30YR	4.50%	5/1/2039	456	490	487
Federal Natl Mtg Assn 30YR	5.50%	4/1/2034	684	744	759
Federal Natl Mtg Assn 30YR	5.00%	4/1/2034	3,347	3,542	3,665
Federal Natl Mtg Assn 30YR	5.50%	9/1/2034	672	721	746
Federal Natl Mtg Assn 30YR	5.00%	7/1/2035	1,006	1,074	1,101
Federal Natl Mtg Assn 30YR	5.50%	2/1/2035	1,201	1,296	1,331
Federal Natl Mtg Assn 30YR	6.50%	12/1/2037	598	672	672
Federal Natl Mtg Assn 30YR	6.00%	5/1/2038	2,726	2,967	3,056
Federal Natl Mtg Assn 30YR	6.50%	1/1/2037	1,184	1,336	1,331
Federal Natl Mtg Assn 30YR	5.50%	3/1/2038	854	926	945
Federal Natl Mtg Assn 30YR	4.00%	3/1/2039	350	353	363
Federal Natl Mtg Assn 30YR	4.50%	2/1/2041	2,875	2,957	3,071
Federal Natl Mtg Assn 30YR	4.50%	3/1/2041	1,223	1,254	1,306
Federal Natl Mtg Assn 30YR	3.50%	5/1/2042	1,930	1,931	1,930
Federal Natl Mtg Assn 30YR	4.50%	9/1/2039	726	752	775
Federal Natl Mtg Assn 30YR	4.00%	7/1/2040	458	460	477
Federal Natl Mtg Assn 30YR	3.50%	6/1/2039	599	555	600
Federal Natl Mtg Assn 30YR	4.00%	10/1/2040	363	354	376
Federal Natl Mtg Assn 30YR TBA(REG A)	4.00%	1/13/2014	6,713	7,031	6,931

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Federal Natl Mtg Assn 30YR TBA(REG A)	3.50%	1/13/2014	(959)	$(947)	$(955)
Federal Natl Mtg Assn 30YR TBA(REG A)	3.00%	1/13/2014	2,877	2,730	2,740
Federal Natl Mtg Assn 30YR TBA(REG A)	4.50%	1/13/2014	1,918	2,047	2,037
Federal Natl Mtg Assn 15YR	2.50%	4/1/2028	1,345	1,338	1,337
Federal Natl Mtg Assn 15YR	2.50%	8/1/2028	935	931	930
Federal Natl Mtg Assn 15YR	2.50%	8/1/2028	69	69	69
Federal Natl Mtg Assn 15YR	3.00%	11/1/2028	959	995	983
Federal Natl Mtg Assn 15YR	2.50%	9/1/2027	3,700	3,699	3,681
Federal Natl Mtg Assn 30YR	3.50%	8/1/2042	1,751	1,888	1,749
Federal Natl Mtg Assn 30YR	3.00%	12/1/2042	937	946	894
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	1,850	1,910	1,766
Federal Natl Mtg Assn 30YR	3.50%	3/1/2043	1,863	1,994	1,861
Federal Natl Mtg Assn 30YR	4.00%	10/1/2043	959	1,006	993
Federal Natl Mtg Assn 30YR	3.50%	9/1/2042	1,687	1,795	1,685
Federal Natl Mtg Assn 30YR	3.50%	6/1/2042	3,721	3,736	3,719
Federal Natl Mtg Assn 30YR	3.00%	10/1/2042	905	930	863
Federal Natl Mtg Assn 30YR	3.50%	11/1/2042	2,573	2,756	2,572
Federal Natl Mtg Assn 30YR	3.00%	12/1/2042	2,699	2,712	2,576
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	452	470	431
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	1,363	1,418	1,301
Federal Natl Mtg Assn 30YR	3.00%	1/1/2043	1,889	1,816	1,803
Federal Natl Mtg Assn 30YR	3.00%	3/1/2043	1,957	2,027	1,868
Ford Motor Cr Co Llc	5.00%	5/15/2018	499	545	558
Ford Motor Cr Co Llc	3.88%	1/15/2015	527	549	554
Freeport Mcmoran Copper & Gold Inc	3.88%	3/15/2023	345	345	331
GCCFC_05-GG3	4.86%	8/10/2042	403	416	418
GCCFC_05-GG5	5.22%	4/10/2037	1,918	2,043	2,031
GCCFC_07-GG9	5.38%	3/10/2039	1,480	1,516	1,520
General Dynamics Corp	2.25%	11/15/2022	441	437	398
General Elec Cap Corp	5.63%	5/1/2018	959	1,041	1,111
General Elec Cap Corp	4.65%	10/17/2021	192	191	211
General Elec Cap Corp	3.10%	1/9/2023	1,333	1,289	1,285
General Elec Cap Corp	1.50%	7/12/2016	29	29	29
General Mills Inc	5.70%	2/15/2017	623	699	712
Georgia Pwr Co	2.85%	5/15/2022	336	335	318
Gilead Sciences Inc	2.40%	12/1/2014	144	143	147
Glaxosmithkline Cap Inc	2.80%	3/18/2023	67	66	62
Glaxosmithkline Cap Plc	1.50%	5/8/2017	662	659	664
Govt Natl Mtg Assn 30YR	4.50%	11/15/2039	1,097	1,206	1,177
Govt Natl Mtg Assn 30YR	4.50%	4/15/2040	1,897	2,073	2,036
Govt Natl Mtg Assn 30YR	5.00%	5/15/2035	447	496	490
Govt Natl Mtg Assn 30YR	5.50%	4/15/2038	660	721	729
Govt Natl Mtg Assn 30YR	5.50%	6/15/2038	1,129	1,234	1,246
Govt Natl Mtg Assn 30YR PLATINUM	5.00%	7/15/2039	956	1,058	1,042
Govt Natl Mtg Assn 30YR TBA(REG C)	4.00%	1/21/2014	959	1,002	999

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Govt Natl Mtg Assn 30YR	3.00%	11/15/2042	1,910	$1,841	$1,855
Govt Natl Mtg Assn 30YR	3.50%	5/15/2043	934	1,013	946
Govt Natl Mtg Assn 30YR	3.00%	3/15/2043	959	941	931
Govt Natl Mtg Assn2 15YR	3.00%	3/20/2027	710	751	733
Govt Natl Mtg Assn2 30YR	4.00%	4/20/2042	699	762	732
Govt Natl Mtg Assn2 30YR	3.00%	8/20/2042	935	920	909
Govt Natl Mtg Assn2 30YR	3.50%	8/20/2042	3,362	3,648	3,410
Govt Natl Mtg Assn2 30YR	3.00%	9/20/2042	1,858	1,826	1,806
Govt Natl Mtg Assn2 30YR	3.50%	9/20/2042	2,534	2,760	2,570
Govt Natl Mtg Assn2 30YR	3.50%	10/20/2042	2,556	2,765	2,592
Govt Natl Mtg Assn2 30YR	3.00%	12/20/2042	940	919	913
Govt Natl Mtg Assn2 30YR	3.50%	5/20/2043	927	997	940
Govt Natl Mtg Assn2 30YR	5.00%	8/20/2039	530	584	583
Govt Natl Mtg Assn2 30YR	4.50%	5/20/2040	2,107	2,312	2,271
Govt Natl Mtg Assn2 30YR	4.50%	7/20/2040	1,258	1,382	1,356
Govt Natl Mtg Assn2 30YR	4.00%	9/20/2040	1,362	1,482	1,428
Govt Natl Mtg Assn2 30YR	4.00%	10/20/2040	2,045	2,223	2,145
Govt Natl Mtg Assn2 30YR	4.50%	10/20/2040	686	760	740
Govt Natl Mtg Assn2 30YR	4.50%	12/20/2040	1,669	1,832	1,800
Govt Natl Mtg Assn2 30YR	4.00%	2/20/2041	425	448	446
Govt Natl Mtg Assn2 30YR	4.00%	1/20/2041	789	801	827
Govt Natl Mtg Assn2 30YR	5.00%	4/20/2041	1,707	1,858	1,872
Govt Natl Mtg Assn2 30YR	4.50%	8/20/2041	1,559	1,645	1,681
Govt Natl Mtg Assn2 30YR	4.50%	7/20/2041	535	570	577
Govt Natl Mtg Assn2 30YR TBA(REG C)	4.00%	1/21/2014	4,795	5,018	5,003
Goldman Sachs Grp Inc	5.38%	3/15/2020	19	19	22
Goldman Sachs Grp Inc	6.15%	4/1/2018	1,199	1,303	1,394
Goldman Sachs Grp Inc	5.75%	1/24/2022	144	144	165
Goldman Sachs Grp Inc	3.63%	1/22/2023	336	338	331
Goldman Sachs Grp Inc	3.63%	2/7/2016	1,851	1,847	1,970
GSMS_06-GG6	5.55%	4/10/2038	403	430	436
Halliburton Co	3.50%	8/1/2023	537	536	528
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	681	787	775
Home Depot Inc	3.75%	2/15/2024	806	801	812
HSBC Bk Usa Na	4.88%	8/24/2020	671	651	736
HSBC Fin Corp	6.68%	1/15/2021	221	228	260
HSBC Hldgs Plc	5.10%	4/5/2021	115	115	129
HSBC Hldgs Plc	4.88%	1/14/2022	508	508	560
IBM Corp	8.38%	11/1/2019	441	625	581
IBM Corp	3.38%	8/1/2023	364	363	361
Ingersoll Rand Gl Hldg Co Ltd	6.88%	8/15/2018	201	245	242
Ingersoll Rand Gl Hldg Co Ltd	4.25%	6/15/2023	269	268	263
Intel Corp	1.35%	12/15/2017	949	948	939
International Paper Co	7.95%	6/15/2018	336	402	408
Israel St Of	4.00%	6/30/2022	384	380	399

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Johnson Controls Inc	1.75%	3/1/2014	173	$172	$174
J.P. Morgan Clearing Corp_05-CB12	4.95%	9/12/2037	240	247	253
J.P. Morgan Clearing Corp_05-LDP2	4.78%	7/15/2042	374	382	392
J.P. Morgan Clearing Corp_05-LDP4	5.00%	10/15/2042	1,045	1,077	1,111
J.P. Morgan Clearing Corp_13-C10	2.88%	12/15/2047	767	775	717
JPMorgan & Co Inc	3.38%	5/1/2023	163	162	153
JPMorgan Chase & Co	6.30%	4/23/2019	1,295	1,451	1,544
JPMorgan Chase & Co	4.65%	6/1/2014	767	823	784
JPMorgan Chase & Co	4.35%	8/15/2021	384	374	411
JPMorgan Chase & Co	3.20%	1/25/2023	547	546	525
Kellogg Co	1.75%	5/17/2017	240	239	240
Keycorp	5.10%	3/24/2021	134	134	149
Kinder Morgan Energy Partners Lp	6.00%	2/1/2017	173	196	198
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	297	377	361
Kinder Morgan Energy Partners Lp	3.45%	2/15/2023	307	306	289
Korea Dev Bk	3.88%	5/4/2017	393	391	417
Kraft Foods Grp Inc	5.38%	2/10/2020	351	419	404
Kroger Co	2.30%	1/15/2019	86	86	86
LBUBS_05-C7	5.26%	11/15/2040	700	732	752
LG&E & Ku Energy Llc	3.75%	11/15/2020	192	194	195
Lloyds Tsb Bk Plc	4.88%	1/21/2016	480	478	522
Lockheed Martin Corp	2.13%	9/15/2016	767	768	792
Lorillard Tobacco Co	3.75%	5/20/2023	297	297	272
Lyb Intl Fin Bv	4.00%	7/15/2023	144	142	145
Mcdonalds Corp	5.80%	10/15/2017	499	613	581
Mcdonalds Corp	1.88%	5/29/2019	211	209	206
Merck & Co Inc	3.88%	1/15/2021	969	988	1,039
Metlife Inc	6.75%	6/1/2016	527	611	602
Metlife Inc	4.37%	9/15/2023	374	376	382
Metlife Inc	3.05%	12/15/2022	297	299	277
Mexico United Mexican States	5.95%	3/19/2019	1,055	1,166	1,236
Mexico United Mexican States	4.00%	10/2/2023	376	374	376
Microsoft Corp	3.00%	10/1/2020	527	484	542
Microsoft Corp	2.50%	2/8/2016	662	660	693
MLCFC_06-1	5.52%	2/12/2039	844	914	916
MLCFC_06-2	5.89%	6/12/2046	153	164	170
Merrill Lynch Mortgage Trust_06-C1	5.68%	5/12/2039	1,918	2,123	2,092
Merrill Lynch Mortgage Trust_06-C1	5.68%	5/12/2039	518	553	560
Molson Coors Brewing Co	2.00%	5/1/2017	153	153	154
Morgan Stanley	3.75%	2/25/2023	451	450	445
Morgan Stanley	5.50%	7/28/2021	288	247	328
Morgan Stanley	5.63%	9/23/2019	1,247	1,262	1,436
Morgan Stanley	4.10%	5/22/2023	67	67	66
Morgan Stanley	4.88%	11/1/2022	38	39	40
MSC_06-HQ9	5.77%	7/12/2044	173	189	189

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
MSC_06-IQ11	5.67%	10/15/2042	1,670	$1,826	$1,800
MSC_06-IQ11	5.67%	10/15/2042	96	104	104
Mylan Inc	2.55%	3/28/2019	96	96	95
Nabors Inds Inc	6.15%	2/15/2018	451	513	517
Nbcuniversal Media Llc	5.15%	4/30/2020	384	450	432
Nbcuniversal Media Llc	2.88%	1/15/2023	211	211	199
News Amer Inc	6.90%	3/1/2019	911	1,069	1,114
Nisource Fin Corp	6.80%	1/15/2019	182	224	218
Noble Energy Inc	8.25%	3/1/2019	269	357	341
Noble Energy Inc	4.15%	12/15/2021	269	269	277
Norfolk Southern Corp	5.75%	4/1/2018	393	461	454
Norfolk Southern Corp	5.90%	6/15/2019	729	842	845
Northrop Grumman Corp	5.05%	8/1/2019	527	553	594
Novartis Cap Corp	2.40%	9/21/2022	537	533	496
Novartis Secs Inv Ltd	5.13%	2/10/2019	547	651	630
Occidental Petroleum Corp	4.10%	2/1/2021	595	600	634
Oneok Partners Lp	8.63%	3/1/2019	527	656	677
Oneok Partners Lp	3.38%	10/1/2022	192	191	181
Oracle Corp	5.75%	4/15/2018	623	755	728
Oracle Corp	5.00%	7/8/2019	316	376	366
Oracle Corp	3.88%	7/15/2020	38	40	42
Oracle Corp	2.50%	10/15/2022	249	249	230
Pacific Gas & Elec Co	3.85%	11/15/2023	547	546	546
Pepsico Inc	5.00%	6/1/2018	1,189	1,307	1,339
Petrobras Global Fin Bv	4.38%	5/20/2023	710	702	636
Petroleos Mexicanos	3.50%	1/30/2023	221	220	205
Pfizer Inc	6.20%	3/15/2019	393	496	474
Philip Morris Intl Inc	4.50%	3/26/2020	355	407	388
Philip Morris Intl Inc	2.63%	3/6/2023	326	320	298
Pnc Fdg Corp	4.38%	8/11/2020	671	659	729
Precision Castparts Corp	2.50%	1/15/2023	230	229	211
Principal Finl Grp Inc	1.85%	11/15/2017	163	163	162
Procter & Gamble Co	4.70%	2/15/2019	412	487	468
Procter & Gamble Co	2.30%	2/6/2022	278	276	264
Progress Energy Inc	4.88%	12/1/2019	671	778	740
Quest Diagnostics Inc	5.45%	11/1/2015	575	626	626
Raytheon Co	3.13%	10/15/2020	192	196	194
Republic Svcs Inc	5.50%	9/15/2019	230	273	263
Reynolds Amern Inc	6.75%	6/15/2017	489	564	562
Rio Tinto Fin Ltd	3.50%	3/22/2022	19	19	19
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	412	402	423
Rio Tinto Fin Usa Plc	1.38%	6/17/2016	470	469	478
Rogers Comm Inc	6.80%	8/15/2018	288	339	351
Rogers Comm Inc	3.00%	3/15/2023	134	135	125
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	336	334	391
Royal Bk Of Scotland Plc	6.13%	1/11/2021	336	333	389

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Safeway Inc	3.95%	8/15/2020	221	$215	$224
Sanofi	2.63%	3/29/2016	393	396	411
Schlumberger Investment Sa	3.65%	12/1/2023	134	134	133
Shell Intl Fin Bv	4.30%	9/22/2019	441	499	489
Shell Intl Fin Bv	4.38%	3/25/2020	144	160	159
Simon Property Grp Lp	6.13%	5/30/2018	575	639	670
Southern Ca Edison Co	3.50%	10/1/2023	393	392	389
Spectra Energy Partners Lp	4.75%	3/15/2024	432	430	446
St Jude Med Inc	3.25%	4/15/2023	460	459	433
Statoilhydro Asa	5.25%	4/15/2019	748	819	856
Svenska Handelsbanken Ab	2.50%	1/25/2019	480	480	486
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	556	555	504
Time Warner Cable Inc	5.85%	5/1/2017	192	220	211
Time Warner Cable Inc	8.75%	2/14/2019	259	353	318
Time Warner Cable Inc	5.00%	2/1/2020	58	66	60
Time Warner Inc	3.15%	7/15/2015	384	391	403
Time Warner Inc	4.75%	3/29/2021	547	547	590
Time Warner Inc	4.00%	1/15/2022	48	47	50
Total Cap Intl Sa	2.88%	2/17/2022	460	460	443
Total Cap Intl Sa	2.70%	1/25/2023	269	259	251
Toyota Motor Cr Corp	2.63%	1/10/2023	412	410	388
Transocean Inc	2.50%	10/15/2017	173	173	175
Travelers Cos Inc	5.80%	5/15/2018	537	589	622
US Treasury Bond	8.50%	2/15/2020	1,832	2,773	2,570
US Treasury Bond	8.00%	11/15/2021	1,132	1,614	1,584
US Treasury Note	2.00%	11/30/2020	7,615	7,556	7,426
US Treasury Note	0.63%	12/15/2016	1,055	1,055	1,051
US Treasury Note	0.25%	12/31/2015	3,501	3,492	3,491
US Treasury Note	1.50%	12/31/2018	12,314	12,205	12,176
US Treasury Note	2.38%	12/31/2020	3,443	3,443	3,430
US Treasury Note	4.63%	11/15/2016	1,813	2,121	2,023
US Treasury Note	4.50%	5/15/2017	2,129	2,381	2,388
US Treasury Note	3.50%	2/15/2018	1,774	1,965	1,950
US Treasury Note	3.13%	10/31/2016	4,133	4,358	4,433
US Treasury Note	2.38%	2/28/2015	15,134	15,984	15,619
US Treasury Note	2.13%	5/31/2015	4,498	4,721	4,626
US Treasury Note	1.88%	6/30/2015	7,586	7,789	7,770
US Treasury Note	1.88%	9/30/2017	3,740	3,871	3,854
US Treasury Note	1.38%	11/30/2015	13,772	14,151	14,055
US Treasury Note	1.75%	5/31/2016	4,047	4,180	4,170
US Treasury Note	1.50%	6/30/2016	2,100	2,166	2,149
US Treasury Note	1.00%	8/31/2016	3,184	3,250	3,225
US Treasury Note	0.88%	1/31/2017	2,657	2,653	2,669
US Treasury Note	2.00%	2/15/2022	1,592	1,532	1,523
US Treasury Note	0.38%	3/15/2015	1,112	1,115	1,117
US Treasury Note	0.63%	5/31/2017	13,906	13,893	13,733

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
US Treasury Note	0.88%	7/31/2019	2,446	$2,392	$2,312
US Treasury Note	0.63%	8/31/2017	3,990	3,917	3,923
US Treasury Note	0.63%	9/30/2017	5,687	5,680	5,578
US Treasury Note	0.63%	11/30/2017	8,842	8,655	8,626
US Treasury Note	0.38%	1/15/2016	2,455	2,459	2,459
US Treasury Note	0.88%	1/31/2018	10,588	10,493	10,424
US Treasury Note	0.25%	2/28/2015	6,502	6,503	6,512
US Treasury Note	0.25%	3/31/2015	6,732	6,728	6,741
US Treasury Note	1.00%	5/31/2018	3,510	3,475	3,437
US Treasury Note	1.38%	6/30/2018	1,045	1,042	1,038
US Treasury Note	1.38%	7/31/2018	4,162	4,121	4,149
US Treasury Note	0.38%	8/31/2015	12,870	12,859	12,906
US Treasury Note	2.13%	8/31/2020	15,038	15,040	14,954
US Treasury Note	2.75%	11/15/2023	2,072	2,031	2,034
TVA	3.88%	2/15/2021	480	476	513
Tyco Electronics Grp Sa	6.55%	10/1/2017	182	222	211
Tyco Intl Fin Sa	8.50%	1/15/2019	230	299	292
Unilever Cap Corp	4.25%	2/10/2021	451	449	490
Union Pacific Corp	4.00%	2/1/2021	201	213	214
United Parcel Svc Inc	5.13%	4/1/2019	767	898	883
United Parcel Svc Inc	3.13%	1/15/2021	643	664	652
Unitedhealth Grp Inc	6.00%	2/15/2018	38	44	46
Unitedhealth Grp Inc	4.70%	2/15/2021	230	251	255
Unitedhealth Grp Inc	1.40%	10/15/2017	211	211	209
Unitedhealth Grp Inc	2.88%	3/15/2023	326	325	306
Verizon Communications Inc	4.60%	4/1/2021	422	418	451
Verizon Communications Inc	5.15%	9/15/2023	1,870	1,868	2,035
Viacom Inc	5.63%	9/15/2019	278	331	321
Viacom Inc	3.13%	6/15/2022	192	189	177
Viacom Inc	3.25%	3/15/2023	316	314	296
Wal Mart Stores Inc	5.38%	4/5/2017	211	249	240
Wal Mart Stores Inc	5.80%	2/15/2018	988	1,170	1,164
Wal Mart Stores Inc	3.63%	7/8/2020	297	334	317
Walt Disney Co	2.75%	8/16/2021	278	274	271
Walt Disney Co	1.10%	12/1/2017	182	181	180
Waste Mgmt Inc	4.60%	3/1/2021	144	155	156
Waste Mgmt Inc	4.75%	6/30/2020	173	196	188
Watson Pharmaceuticals Inc	6.13%	8/15/2019	297	360	349
Watson Pharmaceuticals Inc	3.25%	10/1/2022	364	362	343
Wachovia Bank Comm Mtg Trust_05-C17	5.22%	3/15/2042	211	222	221
Wachovia Bank Comm Mtg Trust_05-C20	5.18%	7/15/2042	96	98	102
Wachovia Bank Comm Mtg Trust_05-C22	5.29%	12/15/2044	2,263	2,425	2,419
Wachovia Bank Comm Mtg Trust_06-C25	5.72%	5/15/2043	441	509	484
Wachovia Bank Comm Mtg Trust_06-C27	5.77%	7/15/2045	226	246	244
Wachovia Bank Comm Mtg Trust_06-C28	5.57%	10/15/2048	307	348	337

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
Weatherford Intl Ltd	9.63%	3/1/2019	384	$502	$505
Weatherford Intl Ltd	5.13%	9/15/2020	182	199	198
Wellpoint Inc	3.13%	5/15/2022	38	39	36
Wellpoint Inc	3.30%	1/15/2023	134	134	127
Wells Fargo & Co	5.63%	12/11/2017	1,343	1,490	1,543
Wells Fargo & Co	4.13%	8/15/2023	29	29	28
Wyeth Llc	5.45%	4/1/2017	1,141	1,292	1,298
Xerox Corp	2.95%	3/15/2017	211	211	218
XTO ENERGY INC	5.50%	6/15/2018	240	290	276
Zoetis Inc	3.25%	2/1/2023	278	277	264
Wrapper				—	(228)

Fair value of contract				573,574	571,266

Royal Bank of Canada Contract No. Citigroup01	4.12%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	4,224	4,289	4,220
AIG Inc	8.25%	8/15/2018	3,265	4,238	4,093
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	4,318	4,310	3,984
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	4,740	4,411	4,388
American Express Glbl Sr Nt	7.00%	3/19/2018	4,213	5,301	5,039
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	4,003	5,292	5,003
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	5,056	6,479	6,278
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	5,266	6,561	6,312
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	4,951	5,247	5,152
Cash Collateral Fut Rdr Usd	0.08%	12/31/2060	241	241	241
Cme Acal Euro$Call 12/14 @ 99.75	0.00%	12/15/2014	18,959	1	1
Cme Aput Euro$Put 12/14 @ 99	0.00%	12/15/2014	(18,959)	(2)	(2)
Fed Home Ln Bk Disc Nt	0.00%	1/2/2014	5,161	5,160	5,161
Fed Home Ln Bk Disc Nt	0.00%	1/22/2014	51,928	51,920	51,927
Fed Home Ln Bk Disc Nt Unsec	0.00%	1/15/2014	27,912	27,909	27,912
Fin Fut Us 30Yr Cbt 03/20/14	6.00%	3/21/2014	(2,212)	(2,899)	(2,839)
Fin Fut Us Ultra 30Yr Cbt 03/20/14	6.00%	3/21/2014	(316)	(431)	(431)
Federal Natl Mtg Assn Pass Thru 30Yr #Ar7295	3.00%	8/1/2043	2,080	2,025	1,980
Federal Natl Mtg Assn Pass Thru 30Yr #Au3811	3.00%	8/1/2043	1,030	1,003	981
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	10,243	9,972	9,755
Federal Natl Mtg Assn P-T DUS #AM1964	2.18%	12/1/2022	2,212	2,054	2,050
Federal Natl Mtg Assn TBA 4.0% FEB 30YR	4.00%	2/13/2044	44,238	45,565	45,413
Federal Natl Mtg Assn TBA 4.0% JAN 30YR	4.00%	1/13/2044	50,558	52,328	52,059
General Electric Co Sr Unsec	2.70%	10/9/2022	6,320	6,465	5,927
Goldman Sachs Group Inc Glbl Sr Nt	7.50%	2/15/2019	5,161	6,510	6,293
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	4,529	5,325	5,042
Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	3,371	4,293	4,012
Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	3,476	4,281	4,122
*State Street Bank & Trust Co 2236	0.00%	12/1/2015	556	556	556

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue	Interest rate	Maturity date	Number of shares/units	Cost value	Current value
US Agency Repo	0.05%	1/2/2014	2,107	$2,107	$2,107
US Treasury Bills	0.00%	1/9/2014	421	421	421
US Treasury Bills	0.00%	2/6/2014	26,332	26,330	26,332
US Treasury Bills	0.00%	1/2/2014	31,072	31,072	31,072
US Treasury Bills	0.00%	1/16/2014	8,216	8,216	8,216
US Treasury Bills	0.00%	1/23/2014	37,919	37,916	37,919
US Treasury Bills	0.00%	1/30/2014	633	633	633
US Treasury Bills	0.00%	1/30/2014	43,553	43,550	43,553
US Treasury Note	0.25%	1/31/2014	2,212	2,214	2,212
US Treasury Note	1.50%	8/31/2018	36,655	36,469	36,472
US Treasury Repo	0.03%	1/2/2014	5,688	5,688	5,688
US Treasury Repo	0.01%	1/2/2014	8,953	8,953	8,953
US Treasury Repo	0.01%	1/2/2014	3,160	3,160	3,160
US Treasury Repo	0.01%	1/2/2014	51,506	51,506	51,506
Interest And Dividends Receivable			—	1,367	1,367
Receivable For Securities Sold			—	3,269	3,269
Payable For Securities Purchased			—	(98,355)	(98,355)
Wrapper				—	118

Fair value of contract				432,920	429,272

Total GICs (including wrapper contracts)				1,787,747	1,846,926

Total GICs				2,252,756	2,316,349

Total investments				$24,763,200	$29,129,461

Loans receivable from participants
663 loans carrying an interest rate of 4.25% to 6.00% with maturities up to 20 years				—	2,591,981

Total				$24,763,200	$31,721,442

*
Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
By:	/s/ PAUL MCKINNON Paul McKinnon Global Head of Human Resources

Date: June 16, 2014